                                          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

     Check this box if no                                      FORM 4
---- longer subject to
     Section 16.  Form 4 or                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
     Form 5 obligations may
     continue.  See            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
     Instruction 1(b).             Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person

  Kahn,           J.             Alan       Barnes & Noble, Inc.          Symbol = BKS           to Issuer (Check all applicable)
__________________________________________  _____________________________________________     ___ Director          10% Owner
                                                                                                                ---
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for          _X_ Officer (give ___ Other (Specify
                                               Number of Reporting     Month/Year                 title below)      below)
  c/o Barnes & Noble, Inc.                     Person, if an entity
  122 Fifth Avenue                             (voluntary)             May 1999                  Chief Operating Officer
__________________________________________                          ______________________________________________________________
                 (Street)

                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Filing
 New York           NY           10011                                 Original (Month/Year)     (Check applicable line)
__________________________________________                                                    _X_ Form Filed by one Reporting Person
  (City)          (State)          (Zip)                                                          Form Filed by more than one
                                                                                              ---   Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                 Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/     -----  ---    Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)     Code   V                (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------   ------------     -------------    ------------

Common Stock                    5/13/99      M           50,000(1)  A     $22.7813(1)
Common Stock                    5/13/99      S           50,000     D     $35.1119       1,000           D




* If this form is filed by more than one reporting person, see Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)


                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V         A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------
Stock Option (Right to Buy)              $22.7813(1)  5/13/99       M                       50,000(1)      12/29/98     9/9/07
Stock Option (Right to Buy)              $26.0000     3/9/99        A      V    24,900                       (2)        3/9/09


                                                                          9. Number of    10. Ownership
                                                                             Derivative       of Deriv-    11. Nature
                                                                             Securities       ative            of
                        7. Title and Amount of Underlying                    Benefi-          Security:     Indirect
                           Securities (Instr. 3 and 4)                       cially           Direct          Bene-
                        ---------------------------------  8. Price of       Owned            (D) or         ficial
                                                Amount or     Derivative     at End           Indirect       Owner-
1. Title of Derivative          Title           Number of     Security       of Month         (I)             ship
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)   (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   ----------
Stock Option (Right       Common Stock           50,000(1)
  to Buy)
Stock Option (Right       Common Stock           24,900                      499,845(3)       D
  to Buy)


Explanation of Responses
(1) These options originally related to one-half the number of shares at twice the exercise price, and were reported as such.  The number of shares acquired and the related exercise price set forth above result from the two-for-one stock split effected by the
    Issuer on September 22, 1997.
(2) One-fourth of these options become exercisable on March 9 of each of the years 2000 through 2003.
(3) Represents the total number of stock options (right to buy) beneficially owned by the Reporting Person with respect to the
    Issuer's Common Stock.




                                                                             /s/ J. Alan Kahn               June 10, 1999
**Intentional misstatements or omissions of facts constitute               ------------------------------- --------------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                     **Signature of Reporting Person      Date
  15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.
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